Aspen and Westchester provide operation updates

OKLAHOMA CITY, OKLAHOMA March 11, 2005 - Aspen Group Resources Corporation (TSX: ASR) (Aspen) and Westchester Resources Inc. (TSXV: WSR) (Westchester) today announced that testing on the Froelich 1-27 well in North Dakota has been delayed due to adverse weather conditions in the area. Work was suspended at the site on Thursday March 10, 2005 due to high winds, which made rig operations too hazardous. Operations have resumed as of today and results from the well will be released when completed.   The Froelich 1-27 is the first in a multi-well package in North Dakota undertaken by the 50/50 joint venture (the “Joint Venture”) between Aspen and Westchester.

Saskatchewan

The Joint Venture also announced that it is proceeding with fracture stimulation and testing of five intervals in the 7-33-2-22W2M well in Saskatchewan.  On January 19, the Joint Venture initiated a study after drilling two test wells on the eastern and western edge of the 52,533-acre Southern Saskatchewan property. The Joint Venture initiated the study to determine how best to exploit this type of formation. Results from the scheduled fracture stimulation and testing of the 7-33-2-22W2M well, which is the well drilled on the western edge of the property, will be incorporated into the study.

Aspen Group Resources Corporation is an independent oil and natural gas producer engaged in the acquisition, exploration, production and development of oil and natural gas properties in North America. Aspen's shares trade on The Toronto Stock Exchange under the symbol "ASR".

Westchester Resources Inc. shares trade on the TSX Venture Exchange under the symbol “WSR”.

FOR FURTHER INFORMATION PLEASE CONTACT:

Aspen Group Resources Corporation

Kevin O'Connor

(877) 775-8734

koconnor@aspengroupresources.com

www.aspengroupresources.com

or

Westchester Resources Inc.

Pat DiCapo

(877) 775-8734

Portions of this document include "forward-looking statements", which may be understood as any statement other than a statement of historical fact. These statements are based on managements’ current expectations and are subject to uncertainty and changes in circumstances. Forward-looking statements may include, but are not limited to, statements concerning estimates of recoverable hydrocarbons, expected hydrocarbon prices, expected costs, statements relating to the continued advancement of the Joint Venture’s projects and other statements which are not historical facts. When used in this document, and in other published information of Westchester and Aspen, the words such as "could," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are indicative of a forward-looking statement. Although Westchester and Aspen believe that their expectations reflected in the forward-looking statements are reasonable, the potential results suggested by such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.  Forward-looking statements contained in this document are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws.  Certain factors that can affect Westchester’s and Aspen’s ability to achieve projected results are described in Aspen’s Annual Report and Form 20-F, and other reports filed by both companies with the applicable Canadian securities regulatory authorities and by Aspen with the US Securities and Exchange Commission. Factors that can affect the ability of Aspen and Westchester to achieve projected results include, among others, production variances from expectations, uncertainties about estimates of reserves, volatility of oil and gas prices, the need to develop and replace reserves, the substantial capital expenditures required to fund operations, environmental risks, drilling and operating risks, risks related to exploratory and developmental drilling, competition, government regulation, the ability of Aspen and Westchester to implement its business strategy, the potential that projects will experience technical and mechanical problems, geological conditions in the reservoir which may negatively impact levels of oil and gas production and changes in product prices and other risks not anticipated by the Joint Venture or disclosed in published material of Westchester or Aspen.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.